SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 22, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV 26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code 304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report)

Item 701. Regulation FD Disclosure.

On February 18, 2005, Thomas E. Riley, President of the Company made a presentation at the C.K. Cooper & Co. Small-Cap Oil and Gas Conference held in Palm Desert, CA. The transcript of Mr. Riley's presentation follows.

Slide 1

C. K. Cooper & Company
Small Cap Oil & Gas Conference
February 18, 2005
NASDAQ: PETD

Slide 2

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the company to meet its stated business goals.

Slide 3

Financial Highlights

- 2004 Earnings Release – Tuesday, March 15, 2005
  - Conference Call – Thursday, March 17, 2005 at 11:00 AM EST
- Record 2004 results anticipated
  - Revenue
  - Net income
  - Adjusted cash flow*
- Year-end long-term debt at $21 million down from $53 million
- Total capital expenditures of $ $26.5 million for 9 months
  - Includes PDC investment in first three 2004 partnerships of $14.4 million
  - Investment in fourth partnership was $7.7 million (4th Qtr)
  - Additional 4th Qtr investments in non-partnership drilling and recompletions

*Adjusted Cash Flow is Net Income plus non-cash charges (Depreciation, Depletion and Amortization and Deferred Income Taxes)

Slide 4
Major Sources and Uses of Cash

- Sources (9 months)
  - Adjusted Cash Flow* from Operations- $47.9 million
- Uses (9 months)
  - Drilling and development- $26.5 million
  - Debt retirement- $26 million
  - Stock Repurchase- $2.7 million

*Adjusted Cash Flow is Net Income plus non-cash charges (Depreciation, Depletion and Amortization and Deferred Income Taxes)

- One Sand Wash Basin exploratory well
- 42 additional Codell recompletions in 2004
- 20 NECO infill development wells

Slide 11
Production

- Third Quarter 2004 production of 3.1 Bcfe
  - Up 9% from 2.86 Bcfe in third quarter of 2003
  - Year to date production of 9.49 Bcfe vs. 7.31 Bcfe in 2003
  - 82% natural gas
- Year-to-year comparison reflects positive impact of investment activities
  - Acquisitions
  - Recompletions
  - Drilling

Slide 12
Core Operating Areas
Rocky Mountains

2004 9 Month Production: 6.8 Bcfe
2003 Proved Reserves: 131.6 Bcfe
2003 Production: 6.6 Bcfe
2002 Production: 3.5 Bcfe

Michigan Basin

2004 9 Month Production: 1.3 Bcfe
2003 Proved Reserves: 25.6 Bcfe
2003 Production: 1.9 Bcfe
2002 Production: 2.2 Bcfe

Appalachian Basin

2004 9 Month Production: 1.4 Bcfe
2003 Proved Reserves: 42.0 Bcfe
2003 Production: 1.9 Bcfe
2002 Production: 2.1 Bcfe

Slide 13
Quarterly Production Trends
Appalachian
Michigan
Rocky Mountain

	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st	2nd	3rd	4th	1st	2nd	3rd
Appalachian	0.628	0.615	0.606	0.651	0.659	0.59	0.652	0.623	0.597	0.564	0.549	0.571	0.541	0.523	0.532	0.534	0.509	0.476	0.492	0.467	0.464	0.438	0.468
Michigan	0.135	0.171	0.28	0.375	0.519	0.548	0.607	0.642	0.625	0.627	0.629	0.603	0.582	0.555	0.54	0.519	0.496	0.457	0.459	0.461	0.451	0.437	0.452
Rocky Mountains	0	0	0	0.037	0.171	0.348	0.504	0.527	0.51	0.542	0.685	0.75	0.837	0.902	0.852	0.905	0.978	1.535	1.907	2.21	2.332	2.248	2.195

Slide 14
Sustaining Growth

- Strong partnership sales will continue to fund drilling revenue in second and third quarters
  - $26.5 million partnership drilling carryover at end of third quarter
  - Fourth 2004 partnership closed with $35 million in subscriptions in early October
  - Total partnership sales of $100 million in 2004, up from record $78.3 million in 2003. $115 million planned for 2005
  - First 2005 partnership closed with $40 million in subscriptions in early February
- Favorable year-to-year production comparison likely to continue

Slide 21
2004 Drilling Results/2005 Drilling Plans

- Rockies: Plan development drilling in Wattenberg Field, Denver Basin and Grand Valley Field, Piceance Basin
- 158 wells drilled through 12/31/04
    - 4 dry holes
- Estimate approximately 120 to 130 wells to be drilled in 2005
- Drilled exploratory Sand Wash Basin test in Moffat County, CO
- Several additional exploratory wells planned in Sand Wash Basin in NW Colorado and SW Wyoming
- Continue search for additional development opportunities in the Rocky Mountain Region

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Slide 22
Wattenberg Field

- Through December 2004, drilled over 380 successful wells and only six dry holes.
- 27 Successful wells drilled to date in 2005 with zero dry holes.
- Estimate approximately 87 wells to be drilled in calendar 2005
- Current prospect inventory of more than 100 drilling locations.
- Ongoing lease evaluation and acquisition program to secure additional drilling prospects.

Slide 23
Grand Valley Field

- Through December 2004 PDC drilled over 90 successful wells with one dry hole.
- 6 successful wells drilled to date in 2005.
- Estimate approximately 40 wells to be drilled in calendar 2005.
- Approximately 14,000 acres available to develop.
- Several hundred undeveloped locations. Many more with increased well density.

Slide 24
NECO Down-Spacing

- Decreasing Niobrara spacing to 40 acres from 80 acres creating approximately 100 additional developmental infill locations.
- Approximately 20 wells were drilled in the fourth quarter 2004 and early 2005.
- Estimate approximately 70 - 75 wells to be drilled in calendar 2005 if production results continue to meet expectations.

Slide 25
Sand Wash Basin

- Located in Moffat county approximately 40 miles northwest of Craig, CO
- Legacy Project
    - Well TD'ed October 27 at 12,778'
    - Preliminary testing conducted in late December and early January
    - Testing suspended due to Federal lease restrictions preventing use of heavy equipment in winter and spring months
    - Testing will resume late second quarter
- Coffeepot Springs Project
    - Testing Upper Cretaceous Sands to a depth of approximately 13,500'
    - Estimated Well cost is approximately $2.5 million
    - Spudded Coffeepot Springs February 3, 2005.

Slide 26
C. K. Cooper & Company
Small Cap Oil & Gas Conference
February 18, 2005
NASDAQ: PETD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

____
Petroleum Development Corporation

Date February 22, 2005

By /s/ Darwin L. Stump
Darwin L. Stump
Chief Financial Officer